ROYAL DUTCH SHELL PLC
SHELL INTERNATIONAL FINANCE B.V.
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
September 1, 2005
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jason Wynn

Re:	Royal Dutch Shell plc Shell International Finance B.V. Registration Statement on Form F-3 (File No. 333-126726, 333-126726-01)
Dear Mr. Wynn:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Royal Dutch Shell plc and Shell International Finance B.V. (the “Registrants”) hereby request that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 10:00 a.m., Eastern Standard Time, on September 6, 2005, or as soon thereafter as is practicable.
     As soon as the United States Securities and Exchange Commission (the “Commission”) has declared such Registration Statement effective, please contact Anita Sra at Cravath, Swaine & Moore LLP at +44 20-7453-1043, and then send written confirmation to the agent of service and other addressees listed on cover of the Registration Statement.
     The Registrants are aware of their obligations under the Act and the Securities Exchange Act of 1934 as they relate to the proposed offering of securities referenced in the Registration Statement. The disclosure in the Registration Statement is the responsibility of the Registrants.

     The Registrants acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, or accelerate the effective date thereof, it does not foreclose the Commission from taking any action with respect to the filing.
     The Registrants further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, or accelerating the effective date thereof, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.
     The Registrants also represent to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, or accelerate the effective date thereof, the Registrants will not assert staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Peter Voser
Royal Dutch Shell plc

/s/ Andrew Longden
Shell International Finance B.V.